SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2006
Commission File Number:  001-32229

Homex Development Corp.
(Translation of registrant’s name into English)

Andador Javier Mina 891-B
Colonia Centro Sinaloa
80200 Culiacán, Sinaloa, México

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________.

This report consists of a press release made by Homex Development Corp. regarding the CEO’s discussion of the Company’s outlook for 2006. Attached hereto is a copy of the press release dated March 22, 2006.

Homex CEO Reaffirms Outlook for 2006

          CULIACAN, Mexico, March 22 /PRNewswire-FirstCall/ -- Desarrolladora Homex, S.A. de C.V. (NYSE: HXM) (BMV: HOMEX) (Homex or the Company) today reaffirms guidance for 2006. The Company’s CEO, Gerardo de Nicolas, spoke with members of the investment community during the Company’s participation in a recent Latin America equity conference held in New York.

          ”The housing market in Mexico continues to be strong and Homex is well positioned to benefit from these favorable trends,” commented Gerardo de Nicolas, Homex’s Chief Executive Officer. “In 2006, leveraging on the positive outlook offered by the government housing finance organizations and the increasing participation of commercial banks in the mortgage market, Mexico aims to promote the construction of approximately 750,000 homes.”

          For 2006, Homex expects revenues to rise to approximately Ps.11.8 billion, EBITDA(*) margin to be in the range of 23.5% to 24.0% and for the Company to become free cash flow positive after land acquisition as a result of having a full year effect of our BETA integration synergies. The Company also expects to maintain a net debt to EBITDA(*) ratio in the range of 1x to 1.3x.

          Revenue guidance for 2006 is expressed in constant pesos as of December 31, 2005.

          About Homex

          Desarrolladora Homex, S.A. de C.V. is a leading, vertically integrated home development company focused on affordable entry-level and middle-income housing in Mexico. It is one of the most geographically diverse homebuilders in the country. Homex has a leading position in the top four markets in Mexico and is the largest builder in Mexico, based on the number of homes sold and net income.

          For additional corporate information please visit the Company’s Web site at http://www.homex.com.mx .

          Desarrolladora Homex, S.A. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand, and competition. For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

(*)	EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense and employee statutory profit sharing expense.

SOURCE  Desarrolladora Homex, S.A. de C.V.
          -0-                                                            03/22/2006
          /CONTACT:  Carlos J. Moctezuma, Investor Relations Director,
Desarrolladora Homex, +011-52-66-7758-5838, or cmoctezuma@homex.com.mx, or
investor.relations@homex.com.mx /
          /Web site:  http://www.homex.com.mx /
          (HXM)

CO:  Desarrolladora Homex, S.A. de C.V.
ST:  Mexico
IN:  HOU REA
SU:  ERP

Signature

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Homex Development Corp.

By:	/s/ Mario Gonzalez

Name:	Mario Gonzalez
Title:	Chief Financial Officer

Date: March 22, 2006